Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2015

Highlights

For the three months ended December 31, 2015, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated highest ever quarterly revenues of $42.4 million, operating income of $20.4 million and net income of $17.6 million.

•	Generated highest ever quarterly Adjusted EBITDA of $33.8 million (1).

•	Generated highest ever quarterly distributable cash flow of $18.1 million (1).

•	Achieved strong operational performance with 99.9% utilization of the fleet.

In addition:

•	On October 13, 2015, the Windsor Knutsen commenced a two-year time charter with BG Group.

•	On October 15, 2015, the Partnership completed the acquisition of the entity that owns the Ingrid Knutsen.

•	In November 2015, Statoil ASA exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2017. The hire rate, including a yearly escalation of 1%, is unchanged from the original time charter .

•	As of December 31, 2015, the Partnership and the Partnership’s General Partner had purchased 180,906 and 90,368 common units, respectively, at an average purchase price of $12.71 per unit pursuant to the common unit purchase plan previously announced in August 2015.

Subsequent events:

•	On February 15, 2016, the Partnership paid a cash distribution of $0.52 per unit with respect to the quarter ended December 31, 2015 to unitholders of record as of the close of business on February 3, 2016.

Financial Results Overview

Total revenues were $42.4 million for the three months ended December 31, 2015 (the “fourth quarter”) compared to $39.3 million for the three months ended September 30, 2015 (the “third quarter”). The increase was primarily due to the Ingrid Knutsen being included in the fleet commencing October 15, 2015 and partially offset by $0.5 million lower revenues from the Carmen Knutsen due to an amendment to its time charter effective from October 1, 2015. The amended charter includes an annual charter hire escalation of approximately 1.6% commencing January 1, 2017.

Vessel operating expenses for the fourth quarter were $7.6 million, compared to $5.9 million in the third quarter. The increase in vessel operating expenses in the fourth quarter was mainly due to the Ingrid Knutsen being included in the fleet commencing October 15, 2015 and a one-time reduction in the third quarter of $0.7 million due to the receipt of insurance proceeds.

Operating income for the three months ended December 31, 2015 was $20.4 million compared to $19.7 million for the three months ended September 30, 2015. The increase was largely due to the factors described above.

Net income for the three months ended December 31, 2015 was $17.6 million compared to $8.8 million for the three months ended September 30, 2015. Net income was impacted by the recognition of realized and unrealized gain on derivative instruments of $2.1 million in the fourth quarter as compared to a loss of $6.5 million in the third quarter. Realized and unrealized gain on derivative instruments in the fourth quarter mainly resulted from an increase in long term interest rates. The unrealized non-cash element of these amounts is a $4.9 million gain for the three months ended December 31, 2015 and a $2.2 million loss for the three months ended September 30, 2015.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by investors to measure the performance of master limited partnerships. Please see Appendix A for definitions of Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

Net income for the three months ended December 31, 2015 increased by $11.7 million compared to net income for the three months ended December 31, 2014. The increase was primarily due to (i) an increase in operating income of $4.4 million due to earnings from the Dan Cisne, the Dan Sabia and the Ingrid Knutsen being included in the Partnership’s results of operations from December 15, 2014, June 15, 2015 and October 15, 2015, respectively, and (ii) a $7.1 million decrease in total finance expense primarily caused by a $2.2 million realized and unrealized gain on derivative instruments in the three months ended December 31, 2015 compared to a $5.2 million realized and unrealized loss on derivative instruments in the three months ended December 31, 2014.

All ten of the Partnership’s vessels operated well throughout the fourth quarter of 2015, without any material offhire. The vessels achieved 99.9% utilization.

Distributable cash flow was $18.1 million for the fourth quarter of 2015, compared to $16.1 million for the third quarter of 2015 resulting in a coverage ratio of 1.2x for the fourth quarter. The increase in distributable cash flow is mainly due to the Ingrid Knutsen being included in the fleet commencing October 15, 2015. The distribution declared for the fourth quarter was $0.52 per unit, equivalent to an annual distribution of $2.08.

Financing and Liquidity

As of December 31, 2015, the Partnership had cash and cash equivalents of $23.6 million and an undrawn revolving credit facility of $20 million. The decrease in cash and cash equivalents from $67.2 million as of September 30, 2015 was mainly due to the acquisition of the Ingrid Knutsen on October 15, 2015, which resulted in a net payment to Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) of $12.9 million and a $27 million prepayment on the credit facility secured by the Ingrid Knutsen. Additional payments of $2.3 million were made by the Partnership in the fourth quarter in connection with its repurchase of common units. In addition, a $2.1 million reduction in the balance of prepaid charter and deferred revenues, which often occurs at the year-end, further reduced the cash balance. The Partnership believes its current liquidity and resources are sufficient to meet its working capital requirements and satisfy the applicable financial covenants under its credit facilities.

As of December 31, 2015, total interest bearing debt outstanding was $671.7 million. The average lending margin paid on the Partnership’s outstanding debt during the quarter ended December 31, 2015 was approximately 2.3% over LIBOR.

As of December 31, 2015, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against Norwegian Kroner (NOK) at an average exchange rate of NOK 8.28 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. As of December 31, 2015, the Partnership had entered into various interest rate swap agreements for a total notional amount of $410.0 million to hedge against the interest rate risks of its variable rate borrowings. Under the terms of the interest rate swap agreements, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.54%. The Partnership does not apply hedge accounting for derivative instruments.

As of December 31, 2015, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $238.1 million based on total interest bearing debt outstanding of $671.7 million, less the interest rate swaps of $410.0 million and less cash and cash equivalents of $23.6 million.

The Partnership’s outstanding interest bearing debt of $671.7 million as of December 31, 2015 is repayable as follows:

	Annual repayment	Balloon repayment
(US $ in thousands)
2016	$49,684	$—
2017	50,084	—
2018	48,495	154,927
2019	28,582	237,678
2020	17,650	—
2021 and thereafter	71,650	12,940

Total	$266,145	$405,545

Acquisition of Ingrid Knutsen

On October 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen NYK Shuttle Tankers 16 AS (“KNOT 16”), the company that owns the shuttle tanker Ingrid Knutsen, from Knutsen NYK. The purchase price was $115 million, less assumed bank debt of $104.5 million, plus purchase price adjustments of $2.4 million. The cash portion of the purchase price was financed with cash on hand. On the closing of the acquisition, KNOT 16 prepaid $27.0 million of this indebtedness, leaving an aggregate of $77.5 million of secured debt related to the vessel, composed of two tranches. Tranche one is a commercial bank loan of $22.4 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bears interest at LIBOR, plus a margin of 2.25%. Tranche two is an export credit loan of $55.1 million, repayable in semi-annual installments and maturing in November 2025. Tranche two bears interest at an annual rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor.

The Ingrid Knutsen was delivered in December 2013 and is operating in the North Sea under a ten-year time charter with Standard Marine Tønsberg AS (a Norwegian subsidiary of ExxonMobil), which will expire in the first quarter of 2024. The charterer has options to extend the charter for five one-year periods.

Extension of Bodil Knutsen Charter

In November 2015, Statoil ASA exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2017. The hire rate, including a yearly escalation of 1%, is unchanged from the original time charter. Following the exercise of its option, Statoil ASA has two remaining one-year options to extend the time charter until May 2019.

Outlook

The Partnership’s earnings for the first quarter of 2016 will be affected by the planned dry-docking of the Bodil Knutsen which will commence in mid-February and is expected to last approximately 20-22 days. To date, during the first quarter of 2016, utilization of the Partnership’s fleet is 100%.

As of December 31, 2015, the Partnership’s fleet of ten vessels had an average remaining fixed contract duration of 5.6 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 2.5 years on average.

The Partnership has or expects to receive options to acquire five vessels controlled by Knutsen NYK pursuant to the terms of the omnibus agreement. One of these vessels, the Raquel Knutsen, delivered in 2015 and is chartered to Repsol under a time charter that expires in 2025, with options to extend until 2030. Four vessels are under construction in South Korea and China. As of December 31, 2015, the average remaining fixed contract duration for these vessels is 5.9 years. In addition, the charterers have options to extend these charters by 11.2 years on average.

In January 2015, Knutsen NYK announced an agreement for a long-term time charter with Petrogal (a subsidiary of Galp Energia) of a new DP2 Suezmax shuttle tanker with delivery in the first quarter of 2017. The vessel has been ordered at Cosco Zhoushan shipyard in China and will be a sister vessel of the Raquel Knutsen. The shuttle tanker is expected to operate in Brazil. Pursuant to the omnibus agreement, the Partnership will have the option to acquire this vessel from Knutsen NYK following acceptance by the charterer of the vessel.

In connection with the September 12, 2014 contract between Knutsen NYK and a subsidiary of BG for two Suezmax-size DP2 shuttle tanker newbuildings, BG received an option, for a period of one year, to contract up to two more shuttle tanker newbuildings. In June 2015, BG exercised its option for an additional vessel, and Knutsen NYK entered into a new long-term charter with a subsidiary of BG to provide shuttle tanker services in Brazil beginning in mid-2017. This charter will have a minimum term of 5 years, with options for BG to extend for an additional 15 years. These newbuildings are all under construction at Hyundai Heavy Industries in South Korea. The Partnership will have the option to acquire each of these vessels from Knutsen NYK pursuant to the omnibus agreement following acceptance by BG of each such vessel.

There can be no assurance however that the Partnership will acquire any vessels from Knutsen NYK.

Pursuant to the omnibus agreement, the Partnership also has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

The Board believes that there may be opportunities for growth for the Partnership, which may include current identified acquisition candidates, and that the demand for offshore shuttle tankers will continue to grow over time based on identified projects. Future oil price developments will influence the rate of growth of offshore oil production activity when existing projects are completed.

The Board is pleased to have acquired its latest shuttle tanker from Knutsen NYK, and is pleased with the results of operations of the Partnership for the quarter ended December 31, 2015.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of ten offshore shuttle tankers with an average age of 4.1 years operating under long-term charters.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, February 18, 2016 at noon (Eastern Time) to discuss the results for the fourth quarter of 2015. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

February 18, 2016

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended Deccember 31,
	December 31, 2015	September 30, 2015	December 31, 2014	2015	2014
(USD in thousands)
Time charter and bareboat revenues (1)	$42,417	$39,281	$34,655	$154,750	$112,784
Other income (2)	120	3	28	274	57

Total revenues	42,537	39,284	34,683	155,024	112,841

Vessel operating expenses	7,636	5,936	7,357	27,543	23,879
Depreciation	13,464	12,420	10,559	48,844	34,322
General and administrative expenses	1,058	1,180	832	4,290	4,323
Goodwill impairment charge	—	—	—	6,217	—

Total operating expenses	22,158	19,536	18,748	86,894	62,524

Operating income	20,379	19,748	15,935	68,130	50,317

Finance income (expense):
Interest income	5	0	9	8	13
Interest expense	(4,731)	(4,322)	(4,688)	(17,451)	(15,271)
Other finance expense	(326)	(79)	(40)	(504)	(1,271)
Realized and unrealized gain (loss) on derivative instruments (3)	2,145	(6,470)	(5,239)	(9,695)	(6,407)
Net gain (loss) on foreign currency transactions	30	(75)	(54)	(105)	26

Total finance expense	(2,877)	(10,946)	(10,012)	(27,747)	(22,910)

Income before income taxes	17,502	8,802	5,923	40,383	27,407
Income tax benefit (expense)	65	—	(15)	59	(15)

Net income	$17,567	$8,802	$5,908	$40,442	$27,392

Weighted average units outstanding (in thousands of units):
Common units	18,770	18,807	13,808	16,702	11,209
Subordinated units	8,568	8,568	8,568	8,568	8,568
General partner units	571	559	457	519	404

(1)	Time charter revenues for the third and fourth quarters of 2015 and fourth quarter of 2014 include a non-cash item of approximately $0.9 million in reversal of contract liability provision and income recognition of prepaid charter hire. In the first and second quarters of 2014 a non-cash item of approximately $0.5 million in reversal of contract liability provision was included.
(2)	Other income for the fourth quarter of 2015 is related to guarantee income from Knutsen NYK. Pursuant to the Omnibus Agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new BG Group time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by Knutsen NYK.
(3)	The mark-to-market net gain related to interest rate swaps and foreign exchange contracts for the three months ended December 31, 2015 includes unrealized gain of $4.9 million and realized loss of $2.7 million. Of the realized gain for this quarter, $1.1 million relates to foreign exchange contracts and hedging the Partnership’s operational costs in Norwegian Kroner (NOK).

UNAUDITED CONSOLIDATED BALANCE SHEET

	At December 31, 2015	At December 31, 2014
(USD in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$23,573	$30,746
Amounts due from related parties	58	130
Inventories	849	915
Other current assets	2,949	3,958

Total current assets	27,429	35,749

Long-term assets:
Vessels and equipment:
Vessels	1,351,219	1,131,321
Less accumulated depreciation	(158,292)	(109,464)

Net property, plant, and equipment	1,192,927	1,021,857

Goodwill	—	6,217
Deferred debt issuance cost	2,819	3,959
Derivative assets	695	2,966

Total assets	$1,223,870	$1,070,748

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$1,995	$1,869
Accrued expenses	3, 888	2,735
Current portion of long-term debt	49,684	38,718
Derivative liabilities	5,138	7,450
Income taxes payable	249	362
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	3,365	6,751
Amount due to related parties	848	628

Total current liabilities	66,685	60,031

Long-term liabilities:
Long-term debt	622,006	562,503
Derivative liabilities	1,232	—
Contract liabilities	9,757	11,275
Deferred tax liabilities	877	1,402
Long-term debt from related parties	—	12,000
Other long-term liabilities	2,543	4,172

Total liabilities	703,100	651,383

Equity:
Partners’ equity:
Common unitholders	411,324	307,544
Subordinated unitholders	99,158	103,680
General partner interest	10,288	8,141

Total partners’ equity	520,770	419,365

Total liabilities and equity	$1,223,870	$1,070,748

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

	Year ended December 31,
	2015	2014
Cash flows provided by operating activities:
Net income	$40,442	$27, 392
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	48,844	34,322
Amortization of contract intangibles / liabilities	(1,518)	(1,518)
Amortization of deferred revenue	(1,913)	(1,170)
Amortization of deferred debt issuance cost	1,149	3,021
Goodwill impairment charge	6,217	—
Income tax (benefit) expense	(59)	15
Income taxes paid	(348)	(731)
Unrealized (gain) loss on derivative instruments	390	3,910
Unrealized (gain) loss on foreign currency transactions	22	(136)
Other items	—	(16)
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	1,008	(49)
Decrease (increase) in inventories	210	58
Decrease (increase) in other current assets	1,222	(172)
Increase (decrease) in trade accounts payable	45	337
Increase (decrease) in accrued expenses	(737)	(2,092)
Increase (decrease) prepaid revenue	(4,306)	793
Increase (decrease) in amounts due to related parties	(1,508)	(4,625)

Net cash provided by operating activities	89,160	59,339

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(1,526)	6
Acquisition of the Hilda Knutsen and Torill Knutsen (net of cash required)	—	(105,296)
Acquisition of the Dan Cisne (net of cash required)	—	(16,656)
Acquisition of the Dan Sabia (net of cash required)	(36,843)	—
Acquisition of the Ingrid Knutsen (net of cash required)	(8,119)	—

Net cash used in investing activities	(46,488)	(121,946)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	377,813
Proceeds from issuance of long-term debt from related parties	—	12,000
Repayment of long-term debt	(78,276)	(420,196)
Repayment of long-term debt from related parties	(32,253)	(10,612)
Accumulated interest from related party	—	263
Payments of debt issuance cost	(9)	(5,004)
Repurchase of common units	(2,298)	—
Proceeds from public offerings, net of underwriters’ discount	116,924	147,023
Offering cost	(293)	(340)
Cash distribution	(53,370)	(36,637)
Change in restricted cash	—	458

Net cash provided by (used in) financing activities	(49,575)	64,768

Effect of exchange rate changes on cash	(270)	(251)
Net increase (decrease) in cash and cash equivalents	(7,173)	1,910
Cash and cash equivalents at the beginning of the year	30,746	28,836

Cash and cash equivalents at the end of the year	$23,573	$30,746

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, goodwill impairment charges, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended December 31, 2015 (unaudited)	Three Months Ended September 30, 2015 (unaudited)
Net income	$17,567	$8,802
Add:
Depreciation	13,464	12,420
Other non-cash items; deferred costs amortization debt	289	289
Unrealized losses from interest rate derivatives and forward exchange currency contracts	—	4,032
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(7,516)	(6,749)
Deferred revenue	(858)	(858)
Unrealized gains from interest rate derivatives and forward exchange currency contracts	(4,864)	(1,789)

Distributable cash flow	$18,082	$16,147
Distributions declared	$15,012	$15,110

Coverage ratio	1.20	1.07

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, goodwill impairment charges and depreciation. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure the Partnership’s performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended December 31, 2015 (unaudited)	Three Months Ended September 30, 2015 (unaudited)
Net income	$17,567	$8,802
Interest income	(5)	—
Interest expense	4,731	4,322
Depreciation	13,464	12,420
Income tax benefit	(65)	—
EBITDA	35,692	25,543
Other financial items (a)	(1,849)	6,624

Adjusted EBITDA	$33,843	$32,167

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its units and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	changes in KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfil their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the commercial management agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2014.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.